SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM 11-K

                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                            ------------------------


                FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION OF
                     ROSENBERG PROFIT SHARING PLAN AND TRUST

                            ------------------------



                     SOUTHWEST BANCORPORATION OF TEXAS, INC.
                              4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027

                FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION OF
                     ROSENBERG PROFIT SHARING PLAN AND TRUST




                              FINANCIAL STATEMENTS
                      WITH INDEPENDENT ACCOUNTANTS' REPORT

         FOR THE PERIODS ENDED JUNE 21, 1999, DECEMBER 31, 1998 AND 1997

                FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION OF
                     ROSENBERG PROFIT SHARING PLAN AND TRUST

                                TABLE OF CONTENTS

                                                                    PAGE(S)
                                                                    -------
Independent Accountants' Report                                       1-2

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of June 21, 1999 and
    December 31, 1998                                                  3

  Statement of Changes in Net Assets
    Available for Benefits for the period ended
    June 21, 1999, and the years ended December 31, 1998
    and 1997                                                           4

  Notes to Financial Statements                                       5-12

Supplemental Schedule:

  Item 27d - Schedule of Reportable Transactions
    for the period ended June 21, 1999                                 13

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Plan Advisory Committee of
Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust (the "Plan") as of June 21, 1999 and December 31, 1998, and the related statement of changes in net assets available for benefits for the period ended June 21, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 7, the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan effective April 1, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust as of June 21, 1999 and December 31, 1998, and the changes in its net assets available for benefits for the period ended June 21, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.

                                     /s/ Ham, Langston & Brezina, L.L.P.


Houston, Texas
May 26, 2000

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       JUNE 21, 1999 AND DECEMBER 31, 1998

                                                  JUNE 21,    DECEMBER 31,
          ASSETS                                    1999         1998
                                                  --------    ----------
Investments:
  Shares of registered investment companies
    reported at fair value:
    American Industries Short Term Income Fund    $   --      $1,063,448*
    Fidelity Mortgage Securities Fund ........        --         201,834
    Dreyfus Appreciation Fund ................        --         647,700*
    Fidelity Value Fund ......................        --         200,872
    Babson Value Fund ........................        --         281,518
    Baron Asset Fund .........................        --         299,262*
    Janus Worldwide Fund .....................        --         293,064*
    Fort Bend Holding Corp. Common Stock .....        --       2,742,971*
    Participant notes receivable .............        --         114,624
                                                  --------    ----------

      Total investments ......................        --       5,845,293

Cash and cash equivalents ....................        --          10,462

Accounts receivable-accrued interest .........        --           4,428
                                                  --------    ----------

      Total assets ...........................        --       5,860,183

Liabilities-accrued liabilities ..............        --           1,195
                                                  --------    ----------

        Net assets available for benefits ....    $   --      $5,858,988
                                                  ========    ==========


* Represents five percent of net assets.

                     The accompanying notes are an integral
                      part of these financial statements.

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
                       PERIOD ENDED JUNE 21, 1999, AND THE
                       YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                  PERIOD
                                                   ENDED         YEAR ENDED     YEAR ENDED
                                                  JUNE 21,       DECEMBER 31,   DECEMBER 31,
                                                    1999            1998            1997
                                                 -----------     -----------    -----------
Additions to net assets attrib-
  utable to:
  Investment income
    Interest ................................    $    30,565     $   102,035    $    63,161
    Dividends ...............................         16,431          26,437         13,374
    Net appreciation in fair value
      of investments ........................           --           574,417      1,084,583
                                                 -----------     -----------    -----------

                                                      46,996         702,889      1,161,118

  Contributions from participants ...........        118,407         357,511        325,862
                                                 -----------     -----------    -----------

        Total additions .....................        165,403       1,060,400      1,486,980
                                                 -----------     -----------    -----------

Deductions from net assets attrib- utable to:
  Benefit payments ..........................         77,633          47,059         85,420
  Miscellaneous expense .....................            150           1,489           --
  Net depreciation in fair value of
    investments .............................      1,175,597            --             --
  Transfer of participant notes
    receivable to Southwest Bank of
    Texas 401(k) Plan .......................        100,758            --             --
  Transfer of cash to Southwest Bank
    of Texas 401(k) Plan ....................      3,271,596            --             --
  Transfer of 162,649 shares of
    common stock of Southwest
    Bancorporation of Texas, Inc.,
    at market value .........................      1,398,657            --             --
                                                 -----------     -----------    -----------

                                                   6,024,391          48,548         85,420
                                                 -----------     -----------    -----------

Net increase (decrease) .....................     (5,858,988)      1,011,852      1,401,560

Net assets available for benefits,
  beginning of year .........................      5,858,988       4,847,136      3,445,576
                                                 -----------     -----------    -----------

Net assets available for benefits,
  end of year ...............................    $      --       $ 5,858,988    $ 4,847,136
                                                 ===========     ===========    ===========


                     The accompanying notes are an integral
                      part of these financial statements.

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was originally adopted by Fort Bend Federal Savings and Loan Association of Rosenberg (the "Association") as a profit sharing plan. The Plan was later amended to add a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code of 1986 ("IRC"), as amended, and to permit the investment of Plan assets in "qualifying employer securities" as permitted by Section 408(e) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan for which all employees of the Association and its subsidiaries are eligible to participate as of January 1 or July 1 coincident with and following the completion of six consecutive months of service. The Plan is subject to the provisions of ERISA.

     Effective April 1, 1999, the Association's parent company, Fort Bend Holding Corp., merged with Southwest Bancorporation of Texas, Inc. Accordingly, on April 1, 1999, the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan (See Note 7).

     CHANGE IN TRUSTEE

     Prior to January 1, 1997, certain officers of the Association acted as the Trustees of the Plan. On January 1, 1997, American Industries Trust Company ("American Industries") became trustee of the Plan and the participants' investments in the Shay Money Market Fund and the Fort Bend Federal Savings and Loan money market account were liquidated. The money market balances were liquidated on January 13, 1997 and accumulated in the American Industries Short-Term Income Fund until all the certificates of deposit matured in September 1997.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN, CONTINUED

     CHANGE IN TRUSTEE, CONTINUED

     At that time, such funds, including the accumulated income thereon, were invested as the participants directed. (See below for a description of the participants' investment options.) Accordingly, except for contributions from participants and earnings on the American Industries Short-Term Income Fund, the Fort Bend Holding Corp. common stock and Fort Bend Holding Corp. convertible subordinated debentures, the statement of changes in net assets available for benefits generally presents investment income for investment options for the period since September, 1997.

     CONTRIBUTIONS

     Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of 2% up to a maximum of 15%, on a pretax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan provides for employer contributions which are made at the sole discretion of the Association's Board of Directors.

     The amount that can be deferred by a participant who is designated as a highly compensated employee ("HCE") under IRC guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the Plan. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution exceeding such maximum amount for the year and the inclusion of such amount in his or her taxable income for the year. The Association passed the tests for the period ended June 21, 1999.

     PARTICIPANT ACCOUNTS

     Individual participant accounts are comprised of the participant's voluntary contributions, employer contributions (if applicable), and an allocation of applicable fund earnings and unrealized fair market value adjustments. Allocations of earnings and unrealized fair market value adjustments are based on the ratio of a participant's account to all participant accounts by fund.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN, CONTINUED

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Association's discretionary contribution portion of their accounts plus actual earnings thereon if they are employed on the last day of the Plan year in which such contributions were made. Any forfeited amounts are allocated among the remaining participants.

     PARTICIPANTS NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to approximately 25 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Advisory Committee. During 1999, interest rates ranged from 7.9% to 9.9%. Principal and interest is paid ratably through semi-monthly payroll deductions.

     PAYMENT OF BENEFITS

     On termination of service, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participant account balances may remain in the Plan if they exceed certain IRC requirements.

     FORFEITED ACCOUNTS

     There were no forfeited accounts during the period ended June 21, 1999 or the years ended December 31, 1998 and 1997.

     INVESTMENT OPTIONS

     Since January 1, 1997, participants may elect to have their contributions invested in one or more of the investment options listed below. Participants may elect to allocate their contributions to any combination of funds in any whole percentages so long as total investment percentages equal 100%.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN, CONTINUED

     INVESTMENT OPTIONS, CONTINUED

     AMERICAN INDUSTRIES SHORT TERM INCOME FUND

     The American Industries Short Term Income Fund seeks investment vehicles providing high yields consistent with preservation of capital by holding investments with maturity dates no longer than 30 months.

     FIDELITY MORTGAGE SECURITIES FUND

     The Fidelity Mortgage Securities Fund seeks a high level of current income, consistent with prudent investment risk, by investing primarily in mortgage related securities of all kinds. When consistent with its goal, the Fund may also consider the potential for capital gains.

     DREYFUS APPRECIATION FUND

     The Dreyfus Appreciation Fund seeks long-term growth consistent with the preservation of capital. Generation of income is a secondary objective.

     FIDELITY VALUE FUND

     The Fidelity Value Fund seeks capital appreciation primarily through investments in domestic and foreign equity securities.

     BABSON VALUE FUND

     The Babson Value Fund seeks long-term growth of capital and income by investing in a diversified portfolio of common stocks which are considered to be undervalued in relation to earnings, dividends and/or assets.

     BARON ASSET FUND

     The Baron Asset Fund seeks capital appreciation through long-term investments in publicly owned companies.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN, CONTINUED

     INVESTMENT OPTIONS, CONTINUED

     JANUS WORLDWIDE FUND

     The Janus Worldwide Fund seeks long-term growth of capital consistent with the preservation of capital. It is a diversified fund that pursues its objective by investing in common stocks of companies of any size on a global basis.

     FORT BEND HOLDING CORP. STOCK

     Funds are invested in common stock of Fort Bend Holding Corp. (See
     Note 9)

     FORT BEND HOLDING CORP. CONVERTIBLE SUBORDINATED DEBENTURES

     In October 1995, funds were invested in the Fort Bend Holding Corp. Convertible subordinated debentures. At January 1, 1997, participants were allowed to either liquidate or maintain their interests in the debentures. Subsequent to January 1, 1997, participants cannot increase such investments but may liquidate their interests at any time.

     Participants may change their investment options daily.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fort Bend Holding Corp. common stock and convertible debentures are valued at their quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

     The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains of losses and the unrealized appreciation (depreciation) on those investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

3.   RISKS AND UNCERTAINTIES

     CREDIT RISK

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by American Industries. American Industries is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in- interest. Trustee fees paid by the Association, on behalf of the Plan, were approximately $14,000, $27,000 and $22,000 for the period ended June 21, 1999 and for the years ended December 31, 1998 and 1997, respectively.

     The Plan invests in shares of Fort Bend Holding Corp. common stock and maintains an investment in Fort Bend Holding Corp. convertible subordinated debentures. Through December 1997, the Plan invested in a money market account with the Association. These amounts are included in the statements of net assets available for benefits. Interest earned on these investments is included in the statements of net assets available for benefits.

5.   FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated August 31, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets as of June 21, 1999 and December 31, 1998 are identified below:

                                                   JUNE 21,        DECEMBER 31,
     DESCRIPTION OF ACCOUNT                          1999             1998
     ----------------------                       ----------       -----------

     American Industries Short Term
       Income Fund                                $     -          $1,063,448
     Dreyfus Appreciation Fund                          -             647,700
     Baron Asset Fund                                   -             299,262
     Janus Worldwide Fund                               -             293,064
     Fort Bend Holding Corp. common
       stock                                            -           2,742,971

                                    Continued

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

7.   PLAN TERMINATION

     The Association has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be paid in accordance with the provisions of ERISA.

     On April 1, 1999 the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan (the "Southwest Plan") and, in accordance with the agreement, the Plan's investment in Fort Bend Holding Corp. common stock was exchanged for 1.45 times the common stock of Southwest Bancorporation of Texas, Inc. Upon termination of the Plan, all of the participants were immediately fully vested in the benefits provided pursuant to the Plan, and the trustee of the Plan was directed to transfer the net assets of the Plan to the trustee of the Southwest Plan as soon as practicable. The transferred net assets have been recognized in the accounts of the Southwest Plan at their balances as previously carried in the accounts of the Plan. The total amount of net assets available for benefits transferred on June 21, 1999 was $4,771,011.

                            SUPPLEMENTAL SCHEDULE

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST

             ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
                           PERIOD ENDED JUNE 21, 1999

EIN:  74-0629638
PN:   001

IDENTITY OF PARTY                           NUMBER OF        PURCHASE          SELLING           CURRENT        NET GAIN
    INVOLVED                               TRANSACTIONS        PRICE            PRICE             VALUE          (LOSS)
-----------------                          ------------      ----------       ----------        ----------     ----------
Series of Transactions:

  Short-Term Income Fund                         8            $3,289,368      $3,289,368                       $     -
  Babson Value Fund                             33               306,213         334,384                           28,171
  Janus Worldwide Fund                          20               283,264         345,860                           62,596
  Baron Asset Fund                               7               304,346         392,762                           88,416
  Dreyfus Appreciation Fund                     11               530,078         687,686                          157,608
  Mutual Fund Cash Clearing
    Account                                    144             2,334,772       2,334,772                             -
  Fort Bend Holding Corp.                        7             1,022,295       1,022,317                               22
  Short Term Income Fund                        31             2,228,661                        2,228,661
  Mutual Fund Cash Clearing
    Account                                    251             2,334,772                        2,334,772
  Southwest Bancorporation of
    Texas, Inc.                                  3             1,023,469                        1,023,469



Note: Effective April 1, 1999, the Plan was merged into the Southwest Plan. On June 21, 1999 all of the net assets of the Plan were transferred into the Southwest Plan.